UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Cascal N.V.

(Name of Issuer)

Common Shares, par value €0.50 per share

(Title of Class of Securities)

N1842P109

(CUSIP Number)

Brian Hoffmann

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 26, 2010

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. N1842P109
1.	NAME OF REPORTING PERSONS Sembcorp Industries Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,868,543
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,868,543
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%*
14.	TYPE OF REPORTING PERSON CO

*	Based on 30,581,343 common shares outstanding as of December 31, 2009 reported in Cascal N.V.’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010.

CUSIP No. N1842P109
1.	NAME OF REPORTING PERSONS Sembcorp Utilities Pte Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 17,868,543
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,868,543
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.4%*
14.	TYPE OF REPORTING PERSON CO

*	Based on 30,581,343 common shares outstanding as of December 31, 2009 reported in Cascal N.V.’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010.

Item 1.	Securities and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common shares, par value €0.50 per share (the “Common Shares”), of Cascal N.V., a public company with limited liability organized under the laws of The Netherlands (the “Company”). The principal executive offices of the Company are located at Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom.

Item 2.	Identity and Background

(a) – (c) This Statement is being filed jointly by Sembcorp Utilities Pte Ltd., a private limited company organized under the laws of Singapore (“Purchaser”), and Sembcorp Industries Ltd., a public limited company organized under the laws of Singapore (“Parent”) and, together with Purchaser, the “Reporting Persons”). Purchaser is a wholly owned subsidiary of Parent.

Parent, a leading utilities and marine group, provides centralized utilities, energy and water to industrial and other customers in Singapore, the United Kingdom, Asia and the Middle East. It is a global leader in marine and offshore engineering and also a provider of environmental and industrial park management services. Parent’s principal executive offices are located at 30 Hill Street #05-04, Singapore 179360.

Purchaser provides energy, water and on-site logistics and services to customers including companies in energy intensive industry clusters. It operates in Singapore, the United Kingdom, China, Vietnam, the United Arab Emirates and Oman. Purchaser’s principal executive offices are located at 30 Hill Street #05-04, Singapore 179360.

The name, citizenship, business address, present principal occupation or employment of each executive officer and director of each of the Reporting Persons, and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I to this Statement, which is incorporated herein by this reference.

(d), (e) Neither of the Reporting Persons, and to the best knowledge of each Reporting Person, none of the persons identified on Schedule I hereto, during the five years prior to the date of this Statement, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such persons were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) See Schedule I hereto.

Item 3.	Source and amount of Funds and Other Consideration

No payments were made by or on behalf of either of the Reporting Persons in connection with the execution of the Tender and Support Agreement (as defined in Item 4 below). A description of the source and amount of funds required to purchase the Common Shares in the Offer (as defined in Item 4 below) pursuant to the Tender and Support Agreement will be contained in the Offer to Purchase to be filed as an exhibit to the Schedule TO that will be filed by the Reporting Persons.

Item 4.	Purpose of the Transaction

(a), (b) The purpose of the transactions described below is for Purchaser, and indirectly, Parent, to acquire control of the Company. If at least 95% of the outstanding Common Shares are tendered in the Offer, Purchaser’s current intent is to seek to initiate Dutch law squeeze-out proceedings to squeeze-out the remaining shareholders.

On April 26, 2010, Purchaser, Biwater Investments Ltd. (the “Stockholder”), the Company’s majority shareholder, and Biwater Holdings Limited, the ultimate parent company of the Stockholder entered into a Tender Offer and Stockholder Support Agreement (the “Tender and Support Agreement”) pursuant to which Purchaser agreed to commence a tender offer for all the issued and outstanding Common Shares (the “Offer”) within 20 calendar days and the Stockholder agreed to promptly (and no later than five business days from commencement of the Offer) and validly tender or cause to be validly tendered in the Offer all the 17,868,543 Common Shares owned by it.

The Tender and Support Agreement provides that Purchaser will offer to acquire all the Common Shares at a price of US$6.75 per share. The Offer will be conditioned upon at least 80% of outstanding Common Shares of the Company on a fully diluted basis (after taking into account all of the outstanding Common Shares and assuming the exercise, conversion or exchange of all options, warrants, convertible or exchangeable securities and similar rights and the issuance of all Common Shares that the Company is obligated to issue thereunder) being validly tendered and not withdrawn (the “80% Condition”). Upon the Stockholder’s tender of its Common Shares pursuant to the Tender and Support Agreement, 17,868,543 Common Shares, or approximately 58.4% of the issued and outstanding Common Shares of the Company will have been tendered in the Offer. Accordingly, the 80% Condition to the Offer will be satisfied if approximately an additional 21.6% of the outstanding Common Shares are validly tendered and not withdrawn. If at the initial expiration date of the Offer, the 80% Condition has not been satisfied, the Purchaser will (i) reduce the Offer Price to US$6.40 per Share, (ii) reduce the 80% Condition to provide that Purchaser’s obligation to accept and pay for Common Shares tendered in the Offer is conditioned on at least 17,868,543 Common Shares being validly tendered and not withdrawn (the “Minimum Condition”) and (iii) extend the Offer for an additional ten business days. The Offer will also be subject to other customary conditions for transactions of this nature. The aggregate consideration payable to acquire 100% of the issued and outstanding Common Shares at a price of US$6.75 per share is approximately US$206,424,065.25.

The Stockholder has also agreed in the Tender and Support Agreement to (i) vote all its Common Shares, or to provide a written consent in respect of such Common Shares, in connection with any meeting of the shareholders of the Company or any action by written consent in lieu of a meeting of shareholders of the Company against any action or agreement which would impede or interfere with, or prevent, the Offer, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving the Company or any of its subsidiaries and a third party and (ii) to use its reasonable best efforts to take any and all actions necessary to facilitate Purchaser’s obtaining control of the Company’s board of directors upon the consummation of the Offer (provided, that the Stockholder will not be required to remove members of the Company’s board of directors).

In addition, among other things, the Stockholder has agreed that it will not (i) subject to certain exceptions, sell, transfer, pledge, assign or otherwise dispose (including by gift) (collectively, “Transfer”), or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of its Common Shares other than pursuant to the terms of the Tender and Support Agreement, (ii) enter into any contract, option or other agreement, arrangement or understanding or grant any consent with respect to any Transfer of Common Shares; (iii) grant any proxy or power-of-attorney with respect to any of its Common Shares; (iv) deposit any of its Common Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of such shares; (v) take any other action that would restrict, limit or interfere in any material respect with the performance of its obligations under the Tender and Support Agreement or the transactions contemplated hereby; (vi) solicit, initiate, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of, any offer, proposal or indication of interest that constitutes or would reasonably be expected to lead to a “Takeover Proposal” (defined as any proposal or offer (x) for a merger, consolidation or other business combination involving the Company or any of its subsidiaries or (y) to acquire in any manner, directly or indirectly, an equity interest representing any economic or voting interest in the Company, or assets or securities of or in the Company or its subsidiaries representing any consolidated assets of the Company and its subsidiaries (other than the Offer)); (vii) participate or engage in any discussions or negotiations with, or disclose or provide any non-public information or data relating to the Company or any of its subsidiaries or afford access to the properties, assets, books or records or employees of the Company or any of its subsidiaries to any third party relating to, or that would reasonably be expected to lead to, a Takeover Proposal; (viii) accept, approve, endorse or recommend a Takeover Proposal or (ix) enter into any agreement, arrangement, undertaking, contract, commitment or understanding (including any agreement in principle or letter of intent or understanding) with respect to or contemplating a Takeover Proposal.

The Tender and Support Agreement may be terminated (i) by mutual written consent of Purchaser and the Stockholder or (ii) by either Purchaser or the Stockholder if (a) any Governmental Authority issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Common Shares pursuant to the Offer and such order, decree, ruling or other action shall have become final and nonappealable, (b) immediately prior to the expiration date of the Offer, the clearance of the transactions from the Pensions Regulator has not been given on terms that are reasonably acceptable to Purchaser and Parent, (c) as the result of the failure of any of the Conditions to the Offer, Purchaser fails to commence the Offer within 30 days following the date of the Tender and Support Agreement or (d) Purchaser has not purchased any Shares tendered pursuant to the Offer by July 31, 2010. The right to terminate the Tender and Support Agreement pursuant to clause (c) or (d) of the preceding sentence will not be available to any party whose failure to comply with its obligations under or breach of the Tender and Support Agreement results in the failure to satisfy any condition to Offer. The Tender and Support Agreement provides that notwithstanding anything to the contrary contained therein, before Purchaser can terminate the Offer as a result of the failure of any of the conditions set forth in Section (g)(ii)-(iii) of Appendix A to the Tender and Support Agreement relating to the issuance of capital stock or the granting of any stock options or other rights to acquire securities of the Company, by the Company, Purchaser and Stockholder will negotiate in good faith a reduction of the Offer Price to take into account any dilution in the Company’s capital stock resulting from the failure of such condition, provided, however, that in no event will any renegotiations of the Offer Price result in the Purchaser owning less than 53% of the issued and outstanding Common Shares of the Company.

The Tender and Support Agreement also contains an indemnification provision pursuant to which the Stockholder has agreed to indemnify Purchaser (i) from and to the extent of 58.4% of any profits lost or any write-down or impairment in the value of investments by the Company as a result of the purported termination by the concessionaire of Health Services (Econssa, Chile SA) of the contract with Bayesa S.A. (the “Bayesa Contract”) pursuant to the notice delivered to the Company during April, 2010, but prior to the date of this Agreement, or the cancellation or revocation of Bayesa’s licenses to own or operate its assets; and (ii) from and against any and all claims (including the reasonable, documented, out of pocket costs payable to third parties and incurred in defending such claims) that may be asserted against, or paid, suffered or incurred by Purchaser that, directly or indirectly, arise out of, or result from, the events in March and April, 2010 leading up to such purported termination of the Bayesa Contract pursuant to the notice delivered to the Company during April, 2010, but prior to the date of this Agreement, including the health alert affecting the Antofagasta region of Chile (collectively, the

“Losses”). The Tender and Support Agreement provides that a claim for indemnification will not apply to the extent that any such Loss would not have arisen but for (i) any negligent act or omission of the Company (or any of its subsidiaries) on or after their earlier of (x) 40 days after completion of the Offer or (y) the date on which Purchaser obtains control of the Company’s board of directors; or (ii) any negligent act or omission of the Purchaser. The maximum liability of the Stockholder in respect of all Losses that may be subject to indemnification under the terms of the Tender and Support Agreement is limited $3,000,000. The Tender and Support Agreement also provides that the liability of the Stockholder for indemnification shall terminate on the earlier of: (i) six months after the date on which any final compromise, agreement, expert determination or decision of a court or tribunal of competent jurisdiction is made in respect of any dispute regarding the purported termination of the Bayesa Contract (the “Dispute”); and (ii) the third anniversary of the date on which the Offer closes; provided, however, that the Stockholder’s indemnification obligation for any claim that would otherwise terminate in accordance with (i) or (ii) above will continue to survive if legal or arbitral proceedings shall have been commenced by the Purchaser on or prior to such the date on which it otherwise would terminate, until the claim in such proceedings for indemnification has been satisfied or otherwise resolved as provided in the Tender and Support Agreement.

The Common Shares owned by the Stockholder are subject to (i) an English fixed and floating security document dated January 29, 2008 between the Stockholder and HSBC Bank plc (“HSBC”) (as Security Trustee) (as amended from time to time including pursuant to a supplemental deed dated February 19, 2010) (the “English Debenture”), (ii) a Dutch law right of pledge (pandrecht) pursuant to a Dutch notarial deed of release and pledge of shares executed on April 24, 2008 before M. Bijkerk, civil law notary in Amsterdam, the Netherlands, between the Stockholder, the Company and HSBC, as supplemented by a notarial record of correction of an obvious clerical error dated June 4, 2009 by M. Bijkerk, civil law notary in Amsterdam, the Netherlands (the “First Ranking Share Pledge”) and (iii) a Dutch law right of pledge (pandrecht) pursuant to a Dutch notarial deed of pledge of shares executed on June 12, 2009 before C.J.J.M. van Gool, civil law notary in Amsterdam, the Netherlands, between the Stockholder, the Company and the Trustees of the Biwater Retirement and Security Scheme (the “Second Ranking Share Pledge”, and together with the First Ranking Share Pledge, the “Dutch Pledges”).

In order for Purchaser to accept the Stockholder’s Common Shares tendered in the Offer for payment, such Common Shares must be tendered free and clear of any encumbrances. In order to release the security interests under the English Debenture and the Dutch Pledges over the Stockholder’s Common Shares, HSBC and the Trustees of the Biwater Retirement and Security (the “Trustees”) require that proceeds from the proposed sale of the Stockholder’s Common Shares be delivered to and held in escrow and released under the terms of the Escrow Agreement, dated as of April 26, 2010, by and among Purchaser, the Stockholder, HSBC, the Trustees of the Biwater Retirement and Security Scheme (the “Trustees”) and The Bank of New York Mellon (the “Escrow Agent”).

Pursuant to the terms of the Escrow Agreement, promptly (and in any event not later than 5 business days after commencement of the Offer), (i) the Stockholder will deliver the deed of transfer for the Offer, completed and duly executed by the Stockholder to the Escrow Agent (the “Stockholder Escrow Property”); (ii) HSBC will deliver the (a) the partial deed of release governed by English law, between the Stockholder and HSBC in relation to the release of the security interests created over the Owned Shares by the English Debenture, duly executed and undated and (b) the letter of cancellation governed by Dutch law in relation to the conditional release of the First Ranking Share Pledge, duly executed by HSBC and undated (collectively, the “HSBC Escrow Property”) to the Escrow Agent; (iii) the Trustees will deliver a letter of cancellation governed by Dutch law in relation to the conditional release of the Second Ranking Share Pledge, duly executed and undated (the “Trustees Escrow Property”) to the Escrow Agent; and (iv) Purchaser will deliver a duly executed and undated letter (the “Acceptance Letter”) addressed to Mellon Investor Services LLC (operating with the service name BNY Mellon Shareowner Services) the depositary for the Offer (the “Depositary”) in which Purchaser accepts for payment the Common Shares tendered in the Offer (the “Sembcorp Escrow Property”) to the Escrow Agent.

Immediately prior to the expiration of the Offer, Purchaser shall notify the Escrow Agent in writing that, subject to the tender of the Stockholder’s Common Shares, the conditions to the Offer have been satisfied, whereupon the Stockholder’s Common Shares, the security interests under the English Debenture and the Dutch Pledges over the Stockholder’s Common Shares will have been released, the Stockholder’s Common Shares will have been validly tendered and Purchaser will have accepted the Stockholder’s Common Shares tendered in the Offer for payment.

The foregoing descriptions of the Tender and Support Agreement and Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Tender and Support Agreement and the Escrow Agreement. Copies of the Tender and Support Agreement and the Escrow Agreement are attached hereto as Exhibit 1 and Exhibit 2 to this Statement, respectively, and are incorporated herein by reference.

(c) Not applicable.

(d) Following the completion of the Offer, Purchaser expects to hold at least 17,868,543 Common Shares, representing 58.4% of the Company, and as a majority shareholder, expects to have control of the board of directors of the Company, subject to legal and regulatory requirements. As a result, Purchaser expects to have the authority to appoint additional members and/or replace any or all of the members of board of directors of the Company, subject to legal and regulatory requirements. In addition, the Tender and Support Agreement provides that the Stockholder will use its reasonable best efforts to take any and all actions necessary to facilitate Purchaser’s obtaining control of the Company’s board of directors upon the consummation of the Offer (except that the Stockholder will not be required to remove members of the Company’s board of directors).

(e)-(g) Following the completion of the Offer, Purchaser will work with the Company to determine and implement any appropriate changes to the governing documents, capitalization, management and business of the Company, subject to applicable laws.

(h),(i) Following the completion of the Offer, subject to applicable laws, Purchaser intends to cause the Company to (1) delist the Common Shares from the New York Stock Exchange, (2) suspend the Company’s obligation to file reports under the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder (the “Exchange Act”), pending termination of registration of the Common Shares under the Exchange Act and (3) terminate the registration of the Common Shares under the Exchange Act.

(j) Other than as described above, neither of the Reporting Persons currently has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) – (i) of this Statement.

Item 5.	Interest in Securities of the Issuer

(a), (b) As a result of the Tender and Support Agreement, each of the Reporting Persons may be deemed to have shared voting power with respect to, and be deemed to be the beneficial owner of, 17,868,543 Common Shares owned by the Stockholder, which constitutes, based on 30,581,343 Common Shares outstanding as of December 31, 2009 as reported in the Company’s interim financial statements on form 6-K filed with the Securities and Exchange Commission on February 10, 2010, approximately 58.4% of the Common Shares outstanding. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that it is the beneficial owner of any of the Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

A copy of the Tender and Support Agreement is attached hereto as Exhibit 1 to this Statement and is incorporated herein by reference.

(c) Except as described in Item 4 above, to the best knowledge of each of Parent and the Purchaser, as of the date hereof, no executive officer or director of either of the Reporting Persons beneficially owns any Common Shares, nor (except for the Tender and Support Agreement) have any transactions in Common Shares been effected during the past sixty days by either of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, by any of such Reporting Person’s executive officer or director.

(d) Pursuant to the terms of the Tender and Support Agreement, any dividends or distributions accruing to any tendering stockholder from the date of the Tender and Support Agreement through the date the Common Shares are purchased by Purchaser, shall be for Purchaser’s account.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3, 4 and 5 of this Statement is incorporated by reference to this Item 6. The Reporting Persons have entered a Joint Filing Agreement in respect of this Statement. A copy of such agreement is attached hereto as Exhibit 3 to this Statement and is incorporated herein by reference. Except as described in this Statement, neither of the Reporting Persons, and to the best knowledge of each Reporting Person, none of the persons listed on Schedule I hereto, has any contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any Common Shares, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material To Be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Tender and Support Agreement, dated as of April 26, 2010, by and among Sembcorp Utilities Pte Ltd., Biwater Investments Ltd. and Biwater Holdings Ltd.

2	Escrow Agreement, dated as of April 26, 2010, by and among Sembcorp Utilities Pte Ltd., Biwater Investments Ltd., the Trustees of Biwater Retirement and Security Scheme, HSBC Bank plc and The Bank of New York Mellon

3	Joint Filing Agreement, dated as of April 26, 2010, by and between Sembcorp Industries Ltd. and Sembcorp Utilities Pte Ltd.

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP INDUSTRIES LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Industries Ltd (“Parent”).

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address

Tang Kin Fei	Director and Group President & CEO	Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Peter Seah Lim Huat	Chairman/Director	Member, Temasek Advisory Panel, Temasek Holdings Pte Ltd, 51 Cuppage Road #09-08 Starhub Centre, Singapore 229469

Ang Kong Hua	Director	Executive Director, NSL Ltd, 77 Robinson Road #27-00, Singapore 068896

Goh Geok Ling	Director	Retired

Evert Henkes/Citizen of the Netherlands	Director	Retired

Chin Yoke Choong	Director	Retired

Richard Edward Hale/Citizen of the United Kingdom	Director	Retired

Lee Suet Fern	Director	Senior Director, Stamford Law Corporation, 9 Raffles Place #32-00 Republic Plaza, Singapore 048619

Low Sin Leng	Executive Vice President	Executive Chairman Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

Ngiam Joke Mui	Executive Vice President	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Paul David Gavens/ Citizen of the United Kingdom	Executive Vice President	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, United Kingdom

Name, Address and Citizenship	Position with Parent	Principal Occupation and Business Address

Tan Cheng Guan	Executive Vice President	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Executive Vice President	Head, Singapore Utilities Operations, Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Wong Weng Sun	Executive Vice President	President & CEO Sembcorp Marine Ltd 29 Tanjong Kling Road Singapore 628054

EXECUTIVE OFFICERS AND DIRECTORS OF SEMBCORP UTILITIES PTE LTD

Unless otherwise indicated, each of the individuals listed below is a citizen of the Republic of Singapore, the business address of each of such individual is 30 Hill Street #05-04, Singapore 179360 and the principal occupation of each of such individual is with Sembcorp Utilities Pte Ltd (“Purchaser”).

Name, Address and Citizenship	Position with Purchaser	Principal Occupation and Business Address

Tang Kin Fei	Chairman/Director	Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Low Sin Leng	Deputy Chairman/Director	Executive Chairman Sembcorp Industrial Parks Ltd, 3 Lim Teck Kim Rd, #12-02, Singapore Technologies Building, Singapore 088934

Ngiam Joke Mui	Director	Group Chief Financial Officer Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Paul David Gavens	Director	Managing Director, Sembcorp Utilities (UK) Limited, Sembcorp UK Headquarters, PO Box 1985, Wilton International, Middlesbrough, TS90 8WS, United Kingdom

Tan Cheng Guan	Director	EVP, Group Business and Strategic Development Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Ng Meng Poh	Director	Head, Singapore Utilities Operations, Head, Asset Management, Sembcorp China and Managing Director, Sembcorp Cogen Sembcorp Industries Ltd 30 Hill Street #05-04 Singapore 179360

Exhibit Number	Description of Exhibit

1	Tender and Support Agreement, dated as of April 26, 2010, by and among Sembcorp Utilities Pte Ltd., Biwater Investments Ltd. and Biwater Holdings Ltd.

2	Escrow Agreement, dated as of April 26, 2010, by and among Sembcorp Utilities Pte Ltd., Biwater Investments Ltd., the Trustees of Biwater Retirement and Security Scheme, HSBC Bank plc and The Bank of New York Mellon

3	Joint Filing Agreement, dated as of April 26, 2010, by and between Sembcorp Industries Ltd. and Sembcorp Utilities Pte Ltd.